Exhibit 99.1

Mobilicom Secures a new Production-Scale Order for its SkyHopper
Pro Lite from IAI for Loitering Drones to be Deployed by Israel Defense Forces

●	Following on the success of Mobilicom’s Skyhopper Pro Micro, a new production scale order has been received for Mobilicom’s Skyhopper Pro Lite.

●	This is the latest in a string of Tier-1 defense & drone manufacturers to place repeat, production-scale orders

●	This order is to be shipped in Q1 2024 for use by Israel’s Ministry of Defense

●	The Skyhopper Pro-Lite will also be sent to other potential customers worldwide including the U.S. Department of Defense

Shoham, Israel, Jan. 09, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has received an initial production-scale order for its cybersecure SkyHopper Pro Lite datalinks from the Israel Aerospace Industries (IAI), a government-owned corporation and Israel’s major aerospace and aviation manufacturer. Mobilicom’s bi-directional software defined radio (SDR) has been integrated into IAI’s loitering drones based on a prior design win as the drones are entering commercial-scale production.

This order is expected to be followed by larger purchases orders for Mobilicom’s field-proven SkyHopper suite of products as the IAI’s loitering drones are demonstrated, tested, and evaluated by additional potential customers worldwide, including the U.S. Department of Defense.

Compact and lightweight, SkyHopper Pro Lite, which comes with Mobilicom’s ICE cybersecurity protection, provides robust long-range 5 km line-of-sight communications and is also ideally suited for non-line-of-sight communications in urban environments, while combating interferences, cyber and jamming attacks and overcoming dead spots.

“Drones are becoming more important in the battlefield, thus we are seeing increasing interest in our end-to-end solutions” stated Mobilicom CEO and Founder Oren Elkayam. “We’ve been working closely with IAI and our system has been integrated with the loitering drones which are now headed into production.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses drones are becoming more important in the battlefield and that the Company is seeing increasing interest in its end-to-end solutions. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com